March 15, 2013

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed March 7, 2013

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter to Amendment No. 9 to our Registration Statement on Form S-1.

Form S-1/A Filed March 7, 2013

General

1. We have reviewed your response to prior comment one from our letter dated February 21, 2013. You disclose on page F-8 that your current fiscal year end is December 31; however, the Company Data section of your EDGAR profile indicates that your current fiscal year end is June 30. As previously requested, please revise the Company Data section of your EDGAR profile accordingly.

Profile revised.

Capitalization, page 10

2. We have reviewed your response to prior comment two from our letter dated February 21, 2013. The amounts related to current assets and total stockholders’ equity as presented here do not agree to the amounts presented on the face of your September 30, 2012 balance sheet. Please revise accordingly.

Revised for consistency.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

3. We have reviewed your response to prior comment three from our letter dated February 21, 2013. As we previously noted, your discussion of liquidity and capital resources as well as your results of operations on page 16 relates to the period ended June 30, 2012. Since you have now presented financial statements for the period ended September 30, 2012, please update the financial information presented in your MD&A to also be for the period ended September 30, 2012.

Updated to September 30, 2012.

Financial Statements for the Period Ended September 30, 2012

Statements of Cash Flows, page F-16

4. Accounts payable totaled $615 as of December 31, 2011 and $0 as of September 30, 2012. As such, please help us understand why you have recognized an adjustment to accounts payable of $2,500 to reconcile net loss to net cash used by operating activities.

Revised to remove the adjustment which was mistakenly not corrected with the last revision of the September 30 financials and to correctly show in related party payable.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.